February 16, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:              Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Gildan Activewear Inc.
Form 40-F for the Fiscal Year ended October 2, 2011
Filed December 12, 2011
File No. 001-14830

Dear Ms. Jenkins:

We hereby acknowledge receipt of the letter dated January 19, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended October 2, 2011.

We submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

________________________

CORPORATE OFFICE
600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, QC Canada H3A 3J2
Tel: (514) 735-2023  Fax: (514) 735-6810

RESPONSES TO STAFF COMMENTS

Form 40-F for Fiscal Year Ended October 2, 2011

Introductory Comments Regarding our Responses

Gildan Activewear Inc. (the “Company”) is a foreign private issuer incorporated and organized under the laws of Canada. The Company meets the requirements to file its annual reports with the Commission using Form 40-F under the Multi-jurisdictional Disclosure System between Canada and the United States. Accordingly, the Company files its Annual Information Form, annual audited consolidated financial statements (“Consolidated Financial Statements”) and the accompanying management’s discussion and analysis of financial condition and results of operations (“MD&A”) required under Canadian law under the cover of Form 40-F. For the year ended October 2, 2011, the Company’s Annual Report on Form 40-F included its Annual Information Form, its annual MD&A prepared pursuant to Canadian Securities Administrators’ National Instrument 51-102 - Continuous Disclosure Obligations and its Consolidated Financial Statements prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP pursuant to Item 17 of Form 20-F, as permitted by General Instruction C(2) of Form 40-F.

Exhibit 99.2 Consolidated Financial Statements

15. Income Taxes, page 76

We note your effective tax rate is substantially lower than the Canadian statutory tax rate due mainly due to the “effect of different tax rates on earnings of foreign subsidiaries”. Please tell us how your earnings in foreign countries where you have different statutory tax rates impact your effective income tax rates and obligations. In this regard, please explain the relationship between the foreign and domestic effective tax rates as it appears to be important information necessary to understand your results of operations.

Response:

Our financial statement note disclosure on page 76 of the Consolidated Financial Statements in our 2011 Form 40-F meets all of the disclosure requirements under Canadian GAAP, which includes a reconciliation of the consolidated income tax expense to the statutory income tax amount that would result from applying statutory (Canadian) income tax rates to earnings before income taxes, as required by subparagraph 92(c) of CICA Handbook Section 3465, Income Taxes, as well as the nature and amount of each significant reconciling item.

To supplement the disclosure in the Consolidated Financial Statements, we have discussed the impact of foreign tax rates on our results of our operations in various sections of the MD&A.

On page 41 of the MD&A in our 2011 Form 40-F we disclosed the following:

“The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin”.

While the majority of the Company’s profits are earned and the majority of its operations are carried out in the above-noted low tax rate jurisdictions, the Company also has a small proportion of its sales as well as certain non-operational head office functions in its home country (Canada), where it is subject to income tax rates exceeding 30% but for which there has been no significant taxable income or income tax expense in recent years. In addition, following a series of acquisitions of U.S. sock companies in recent years, the Company has also established operations in the United States in connection with its entry into the U.S. retail channel, primarily for the sale of socks, which constituted approximately 23%, 17% and 19% of consolidated net sales in fiscal 2009, 2010 and 2011, respectively. The respective U.S. legal entities are also subject to statutory income tax rates in excess of 30%, and we recorded an income tax recovery in fiscal 2011 relating to tax losses incurred by these legal entities. This was clearly disclosed as being the primary reason for the Company’s consolidated income tax recovery of $15.7 million during fiscal 2011, as noted on page 11 of the MD&A in our 2011 Form 40-F:

“The income tax recovery (for fiscal 2011), was due primarily to the recognition of future income tax assets relating to higher tax losses incurred by the Company’s U.S. legal entities during the year….”.

In addition to the disclosure provided above, we have disclosed the following on page 42 of the MD&A in our 2011 Form 40-F:

“We have not recognized a future income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which could also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at October 2, 2011, the estimated future taxes payable that would result in the event of a full repatriation of these undistributed profits is approximately $22 million.”

We believe that the above disclosures, combined with various other information in our Form 40-F, (including but not limited to information in our MD&A regarding the description of our business, the discussion of operating results, the explanation of critical accounting estimates and the discussion of risks and uncertainties), provide readers with an appropriate understanding of the impact of income taxes on the results of our operations.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions or comments regarding this letter to Lindsay Matthews at 1-514-340-8790.

Sincerely,

Signed: Laurence G. Sellyn

Laurence G. Sellyn
Executive Vice-President, Chief Financial and Administrative Officer

cc:	Lindsay Matthews, Vice-President, General Counsel and Corporate Secretary, Gildan Activewear Inc.
Audit and Finance Committee, Gildan Activewear Inc.
KPMG LLP, Montreal, Canada
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